3020 Old Ranch Parkway, Suite 400	J. Nathan Jensen
Seal Beach, California 90740	Vice President and General Counsel
562.493.2804
Facsimile: 562.493.4532

www.cleanenergyfuels.com

VIA EDGAR

November 16, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Jennifer Thompson

RE:                          Clean Energy Fuels Corp.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 12, 2012

File No. 001-33480

Dear Ms. Thompson:

On behalf of Clean Energy Fuels Corp. (the “Company”), set forth below are the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s comment letter dated November 2, 2012. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff’s comments appears in italics in each item below.

Form 10-K for Fiscal year Ended December 31, 2011

Consolidated Financial Statements for the Year Ended December 31, 2011, page 64

Notes to Consolidated Financial Statements, page 71

Note 18 Fair Value Measurements, page 103

1.              We note your responses to comments 4 and 5 in our letter dated September 20, 2012. We acknowledge that the guidance in SAB Topic 14 was specifically written to address share-based payments with employees or nonemployees in exchange for goods or services within the scope of ASC 718 or ASC 505-50. However, we believe the guidance on determining volatility included in SAB Topic 14 D, Question 3, is based on general finance theory and would generally be consistent with valuation concepts when estimating volatility for instruments outside the scope of ASC 718. We note that in the fifth paragraph of your response to comment 5 you provide the reasons you did not meet the criteria to exclusively rely on implied volatility for estimating the fair values of your common stock options and restricted stock units (RSUs). So that we may better understand your response and your accounting:

•                  Please provide us with your analysis of each of the four criteria specified in Question 3 of SAB Topic 14 D for your Series I warrants and, based on that analysis, provide us with your conclusion as to whether these criteria support your exclusive use of implied volatilities based on your short-term traded options extrapolated over the remaining term of the warrants for valuing your Series I warrants.

•                  Your response to comment 5 references the requirement of SAB No. 107 to determine “the best estimate of expected volatility.” We note that in valuing your employee stock options, you determined that the best estimate of expected volatility includes consideration of both historical and implied volatility. While we understand that your warrants are outside the scope of ASC 718, it remains unclear to us why it is reasonable that your best estimate of expected volatility under ASC 718 would consider both historical and implied volatility but your best estimate of expected volatility for your Series I warrants under general finance theory would solely consider implied volatility. Please tell us in more detail why you believe the inputs you used to determine the volatility assumptions for the Series I warrants represent your best estimate of the expected volatility of these instruments. Also tell us whether you disagree that the four criteria specified in Question 3 of SAB Topic 14 D for the exclusive use of implied volatilities are based on general finance theory and are considered when valuing instruments outside the scope of ASC 718. If you disagree, provide a detailed discussion of the basis for your disagreement.

•                  Please tell us the range of expected volatilities you used in determining the fair value of your Series I warrants at December 31, 2011.

•                  Please tell us how you determined the volatility assumptions for your employee stock options and RSUs. Specifically, please tell us how you determined the weightings applied to the selected peer group historical volatility, your historical volatility and implied volatility for your employee stock options and to your historical volatility and implied volatility for your RSUs. Also, please explain why you believe the weightings you selected are appropriate.

Response:

The Company utilized different inputs for its Series I warrants versus its employee stock options based on requirements of generally accepted accounting principles ASC 718 and ASC 820.  Please note that the Company had not issued its restricted stock units prior to 2012.  The Company applied the principles and guidance in ASC 718 and ASC 820 with the intention of providing the best estimate of fair value of the respective instruments within the rules of the different accounting standards applicable to each instrument.  The Company believes the Series I warrants are subject to the market-based fair value measurements under ASC 820, whereas the employee stock options are subject to fair-value-based measurements under ASC 718, the objective of which is not consistent with ASC 820’s exit price notion.  That is, ASC 820 emphasizes maximizing the use of observable inputs that reflect market assumptions that market participants would use in pricing the assets or liability based on transaction-based market data obtained from sources independent from the reporting entity.  In contrast, ASC 718 and the guidance in SAB 107 place constraints on the use of some of that data — in particular the implied volatility data for shorter-term options.  The Company believes its estimate of expected volatility for both instruments is reasonable, supportable and has been applied on a consistent basis over the periods.

The Company does not disagree with the staff that SAB Topic 14D, Question 3 is based on general finance theory.  We believe that SAB Topic 14D, Question 3’s underlying premise addresses stock based compensation within ASC 718, and therefore we did not consider it within the scope of our fair value measurement of the Series I warrants under ASC 820.  However, after considering the criteria of SAB 14D, Question 3, we believe the Company’s use of implied volatility for the Series I warrants is supported, particularly when the Company considered the implied volatility along with other relevant information, as required, in estimating expected volatility, and extrapolating the term of the traded options to match the remaining term of the Series I warrants.  The Company believes implied volatility appropriately reflects the market participants’ expectations of future volatility, and thus, the exclusive reliance the Company placed on implied volatility.

We respectfully do not agree, however, that “the guidance on determining volatility included in SAB Topic 14 D, Question 3, … would generally be consistent with valuation concepts when estimating volatility for instruments outside the scope of ASC 718” for the following reasons:

•                 Historical volatility figures prominently in SAB Topic 14.  However, we believe that since historical volatility is a calculation made based on a series of transactions in the underlying stock over time (rather than a transaction as of a point in time), in its own right it has no place in ASC 820’s fair value hierarchy — particularly as SAB 107 and ASC 718 direct it to be used for valuing share based payments in the scope of ASC 718.

•                 The guidance in FASB ASC subparagraph 718-10-55-37(a) states that entities should consider historical volatility over a period generally commensurate with the expected or contractual term, as applicable, of the share option when valuing employee stock options.

•                 Based on our discussions with our valuation experts and our independent auditors, we understand that options traders generally are more focused on implied volatility from current options trading activity, even when the observed transactions have shorter terms than medium term instruments they may be pricing.  This is because the observed implied volatility data reflects how all other market participants have considered all available data — which includes historical volatility data - to develop a collective view of expected volatility of an entity’s shares.

•                 In addition, we believe most market participants, if they considered historical volatility at all when determining the level to transact in a medium term warrant, would either look to historical volatility over a shorter period of time than the expected term of the warrant or, if they looked to a period commensurate with the expected term, they would adjust it for the reasons discussed below(1).   Since the period leading up to the December 31, 2011 valuation date of the Series I warrants includes the credit crisis and its immediate aftermath, which are not viewed as likely to recur, a market participant likely would ignore that period when developing a warrant price, particularly if the observed implied volatility data demonstrates other market participants are implicitly making similar adjustments.  We believe such an adjustment is required under ASC 820 if a market participant would make a similar adjustment.  In contrast, the ability to make an adjustment to ignore a period of time in an historical volatility period is more restricted under ASC 718 (although there may be circumstances where it would be acceptable to place less weight on those periods).

(1)  To the extent that a market participant uses historical volatility as an assumption, then it could be “promoted” from outside of the hierarchy to a Level 3 input as a market participant assumption.  However, this would rank below the Level 2 implied volatility from traded options.

While the Company did not apply SAB Topic 14D, Question 3, as codified in ASC 718-10-S99 to its Series I warrants for the aforementioned reason that the fair value of the Series I warrants was determined in accordance with ASC 820, the following analysis was prepared at the request of the staff:

Question 3: What should Company B consider when evaluating the extent of its reliance on the implied volatility derived from its traded options?

Interpretive Response:  To achieve the objective of estimating expected volatility as stated in FASB ASC paragraphs 718-10-55-35 through 718-10-55-41, the staff believes Company B generally should consider the following in its evaluation:

1.              the volume of market activity of the underlying shares and traded options;

An active market exists for the Company’s traded options, primarily with terms of 30 days to 180 days, and an active market exists for the Company’s common stock, albeit with higher volumes than the traded options.

2.              the ability to synchronize the variables used to derive implied volatility;

The Company utilized reasonably practicable variables such as the most actively traded options as of the valuation date with the longest maturities at or near the strike price of the Series I warrants to synchronize variables between the traded options and Series I warrants.

3.              the similarity of the exercise prices of the traded options to the exercise price of the employee share options; and

The Company utilized strike prices nearest the Series I warrant exercise price of $12.68 from its more actively traded options to measure against the Series I warrants.

4.              the similarity of the length of the term of the traded and employee share options.

The terms of the Company’s more actively traded options are short term (mostly from 30 to 180 days) when compared to the Series I warrants (4.33 years at December 31, 2011).  As a result of this mismatch of terms, the Company considered other relevant information such as an informal broker dealer quote, historical volatility of the Company and a peer group, and implied volatility of the Company’s short-term traded options, extrapolated to match the remaining warrant term (4.33 years).

The range of volatilities used by the Company in determining the fair value of the Series I warrants (and its employee stock options) at December 31, 2011was as follows:

Employee Stock Option Volatility Ranges		Series I Warrants Volatility Ranges
Peer Group / Clean Energy Historical Volatility	Employee Stock Option Expected Volatility	Informal Dealer Quote	Implied Volatility on Traded Options(2)	Implied Volatility Extrapolated to Warrant Term
73% - 77%	70% - 74%	40%- 45%	58.0% - 58.1%	58%

The Company believes the analysis of the criteria of SAB Topic 14D, Question 3 supports the Company’s use of implied volatility as it applies to the Series I warrants, principally due to the emphasis the Company believes a market participant places on expected volatility of the Company’s traded options over historical volatility. The Company respectfully reiterates its position that the warrants, subject to ASC 820, must be valued in a manner that maximizes the use of observable inputs or market participant assumptions, prioritized according to the fair value hierarchy.  It is this emphasis on market participant assumptions that the Company believes provides the best estimate of expected volatility.

The volatility assumption used for employee stock options was determined using a weighted average blend of historical volatility, blended between a peer group of companies and the Company, and implied volatility.  The Company weighted the historical values between the peer group and the Company’s volatility based on the number of days the Company’s stock had been trading in relation to the terms of the employee stock options.  The weighting of 75% blended historical volatility and 25% implied volatility resulted in an expected volatility for employee stock options ranging from 70% to 74% as noted in the table above.  The weighting was based on less of an emphasis being placed on future expected volatility assumed by market participants due to the nature of the employee stock options and the Company’s analysis in accordance with ASC 718.  The Company noted that the employee stock option terms were longer than the traded options terms, similar to the above analysis, but in considering other relevant information, placed a greater weighting on the historical volatility of its underlying common shares and less weight on any exit price notions, as with the Series I warrants.

(2)  Based on 180 day and 360 day term average of traded options

2.              Your response to comment 4 indicates that in the process of establishing the volatility assumption for your Series I warrants, you considered information from an outside independent valuation specialist, historical volatilities of various periods and an informal dealer quote from an investment banker who represents the holders of the Series I warrants. Please explain to us in detail the precise nature of the information you received from these additional sources. Please explain how and why such information was considered to validate your exclusive use of implied volatility in determining the fair value of the Series I warrants.

Response:

The following represents the precise nature of information we received from additional sources in the process of establishing the volatility assumption for the Series I warrants and the rationale of how the information was considered and why we considered the information helpful in validating our exclusive use of implied volatility in determining the fair value of the Series I warrants:

Information from an outside independent valuation specialists

We engaged an outside independent valuation specialist to provide an estimated range of the fair value of the Series I warrants through September 30, 2010.  During the quarter ended September 30, 2010, certain reset features in the Series I warrants expired.  Once the reset features had expired, the calculation of the value of the warrants was straightforward based on the use of the Black-Scholes model, so we no longer used the specialist.  Through September 30, 2010, the specialist estimated volatility based on the historical volatility of certain comparable public companies as of each valuation date, adjusted to reflect a “volatility haircut” which was taken for a number of different reasons, including the inability to continuously hedge the underlying equity, lack of marketability, blockage factors (potential discounting on large block sales of the underlying securities), and asymmetric market power.  It is important to note that it was used by management to corroborate the use of implied volatility that was used in the warrant valuation in the periods presented.  For example, in the period ended September 30, 2010, the Company’s stock option volatility would have been 82%, however, considering the independent valuation specialist’s volatility haircut methodology, the volatility would have yielded 39% or 63% depending on the extent of the haircut taken. The Company used 54% as the implied volatility in valuing their Series I warrants at that date

Historical volatilities of various periods

Specifically the Company utilized the historical volatility of the Company’s stock and a peer group as additional data points in assessing the range of volatilities (see chart in response to question 1).  Since the Company’s stock has only traded since May 24, 2007, early in the life of the employee stock options the length of the trading history was shorter than the contractual or expected term of those options, so the Company considered historical volatilities of peer companies as well.  Therefore, the Company has also calculated the historical volatility of a peer group.  The weighting has gradually increased toward the Company’s historical volatility as its trading days since its IPO have increased.

Information from an informal dealer quote from an investment banker

Specifically, the Company has received an informal dealer quote from an investment banker estimating the volatility that a market participant would use in their “economic best interest” to value the Series I warrants.  The investment banker has also indicated that implied volatility is the relevant metric used when investors “cap” volatility assumptions off of historical volatility.  At December 31, 2011, the informal quote, based on information provided by an investment banker representing the warrant holders, was 40% to 45%.

In establishing the Company’s volatility assumption, the Company’s implied volatility was compared to the above data points and determined to represent a reasonable and best estimate of expected volatility consistently measured over the periods.  The above data points essentially resulted in a range of possible volatility for the Series I warrants of 40% to 77%.  Understanding, however, that the assumptions of the market participant are not based on historical volatility (the high end of the range), and an implied volatility curve indicating a volatility of 58% at a term of 360 days when extrapolated to match the term of the warrants of 4.33 years, the Company considered implied volatility extrapolated over the remaining term of the warrants to be a reasonable and best estimate within the range.

If you should have any additional questions please contact me directly at (562) 493-7239.

Thank you for your consideration.

/s/ J. Nathan Jensen
J. Nathan Jensen
Vice President & General Counsel
Clean Energy Fuels Corp.

cc:                                Andrew J. Littlefair, Chief Executive Officer

Richard R. Wheeler, Chief Financial Officer

Andrew D. Thorpe, Esq., Morrison & Foerster LLP